Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

January 3, 2008 [redacted]

08000241

SUPPL

Office of International Finance
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA

Phone: 202 272 3246 Fax: 202 272 2677

File #82-666 Rule 12g3-2(b)

Dear Sir or Madam;

Enclosed please find **one set of** the following information:

1. Interim Report
   Six Month Report ended October 31, 2007, filed December 24, 2007
   Financial Statement and Interim Management Discussion and Analysis
2. Company News Releases since last filing:
   - October 5, 2007 – Private Placement $400,000 1.6 million units at $0.25
   - October 12, 2007 - Financing Closed (N/Rlse Sept 4/07)
   - October 29, 2007 – Drilling Commences on Minnie Moore Epithermal Zone
   - November 7, 2007 – Funds Received from Exercise of Warrants
   - November 20, 2007 –Preliminary Assays Received on Minnie Moore Property
   - November 22, 2007 – Closes $425,000 Private Placement
   - December 3, 2007 – Shareholders exercise further Warrants
   - December 19, 2007 – Operator Peregrine announces Modelled Values of US$43 to US$70 per Carat for DO-27 Bulk Sample Diamonds
   - December 20, 2007 – Minnie Moore Assays confirm high grade Silver Values
3. Other:
   - Fact Sheet (October 2007) – one page information sheet.
   - DHK – WO Diamond Project (September 2007) – two page information sheet, source Peregrine Diamonds Inc.
4. Material Change Reports:
   - Dated October 12, 2007 with attached News Release "Kettle River Financing Closed".
   - Dated November 22, 2007 with attached News Release "Kettle River Closes $425,000 Private Placement.
5. Private Placement announced September 4, 2007:
   - British Columbia Securities Commission Form 45-106F1 Report of Exempt Distribution dated October 4, 2007.

RECEIVED 2008 JAN 16 A 8:02

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

dw 1/16

6. Private Placement announced October 5, 2007:
    - British Columbia Securities Commission Form 45-106F1 Report of Exempt Distribution dated November 23, 2007.

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements, President and Director
Encl.

File #82-000
Rule 12g3-2(b)

Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

2nd quarter
October 31, 2007

(Unaudited – Prepared by Management)

Note to Reader
These interim financial statements for the six months ended October 31, 2007 have been prepared by management and have not been subject to review by the Company's auditors.

File #82-[illegible]
Rule 12g3-2(b)

Statement 1

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

	October 31, 2007	April 30, 2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 367,707**	$ 57,402
Guaranteed investment certificate	**330,000**	Nil
Accrued interest and other amounts receivable	**140,944**	8,562
Marketable securities (Note 3)	**74,098**	74,098
Prepaid expenses	**3,247**	3,416
	915,996	143,478
Reclamation Bond	**5,000**	5,000
Property, Plant and Equipment (Note 4)	**65,345**	66,945
Mineral Properties (Note 5)	**3**	3
Cash and cash equivalents	**$ 986,344**	$ 215,426
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**$ 42,469**	$ 101,464
Shareholders' and director's loans (Note 8)	**4,238**	360,582
Loan payable (Note 9)	**-**	304,853
	46,707	766,899
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (Note 6)	**12,778,242**	10,880,739
Contributed Surplus (Note 6f)	**783,818**	265,351
Deficit accumulated in the exploration stage – Statement 2	**(12,622,423)**	(11,697,563)
	939,637	(551,473)
	$ 986,344	$ 215,426

ON BEHALF OF THE BOARD:

"Ellen Clements"

Ellen Clements, Director

"Larry Widmer"

Larry Widmer, Director

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD.

Statement 2

(An Exploration Stage Company)

Interim Statement of Loss and Deficit

Canadian Funds

Unaudited – Prepared by Management

		For three months ended October 31,			For six months ended October 31,	
		2007	2006		**2007**	2006
MINERAL EXPLORATION ACTIVITIES						
Exploration costs	$	**414,950**	258,955	$	**789,560**	$ 406,614
Less: Government Assistance		-	(55,289)		-	(55,289)
		414,950	203,666		**789,560**	351,325
ADMINISTRATIVE COSTS						
Accounting, audit & legal		**17,060**	21,695		**26,193**	28,773
Advertising, promotion & printing		**17,443**	16,135		**20,841**	21,013
Amortization		**113**	141		**226**	282
Licenses, insurance, and transfer agent fees		**18,344**	11,685		**31,303**	14,749
Management, salary & wages (net of recoveries)		**13,159**	10,944		**26,638**	14,428
Office & sundry		**2,165**	482		**8,352**	1,607
Office building expenses		**1,602**	1,481		**2,814**	3,625
Stock compensation expense		**17,136**	31,036		**34,272**	62,071
Telephone		**520**	368		**911**	750
Travel and accommodation		**7,745**	5,606		**10,373**	6,522
		95,287	99,573		**161,923**	153,820
OTHER EXPENSES (INCOME)						
Gain on sale of securities		-	(3,930)		-	(21,147)
Gain on disposal of capital assets		-	-		-	(1,502)
Interest and US Exchange adjustment		**(2,659)**	(133)		**(3,311)**	(975
Proceeds from Naket settlement (Note 5e)		**(23,312)**	-		**(23,312)**	-
		(25,971)	(4,063)		**(26,623)**	(23,624)
GAIN (LOSS) FOR THE PERIOD		**(484,266)**	(299,176)		**(924,860)**	(481,521)
DEFICIT, BEGINNING OF PERIOD	$	**12,138,157**	9,782,027	$	**11,697,563**	$ 9,599,682
DEFICIT, END OF PERIOD	$	**12,622,423**	10,081,203	$	**12,622,423**	$ 10,081,203
Gain (Loss) per share, basic and diluted		**($ 0.02)**	($ 0.03)		**($ 0.05)**	**($ 0.04)**
Weighted average number of Shares outstanding		**22,235,119**	11,041,611		**19,905,287**	11,041,611

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

Statement 3

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	For three months ended October 31,		For six months ended October 31,	
	2007	2006	**2007**	2006
Cash Flows from Operating Activities				
Gain (Loss) for the period	**($484,266)**	($ 299,176)	**($924,860)**	($ 481;521)
Add: Items not involving cash				
Amortization	**800**	913	**1,600**	1,826
Gain on sale of Securities		(3,930)		(21,147)
Gain on disposal of capital assets		Nil		(1,502)
Stock compensation	**17,136**	31,036	**34,272**	62,071
	(466,330)		**(888,988)**	(440,273)
Changes in non-cash working capital items:				
Decrease (increase) in prepaid amounts	**(213)**	(173)	**169**	412
Decrease (increase) in accounts receivable	**(130,519)**	(56,104)	**(132,382)**	(57,477)
Increase (decrease) in amounts due to director(s)	**(3,246)**	(953)	**(356,344)**	416
Increase (decrease) in Loan payable	**-**	-	**(304,853)**	-
Increase (decrease) in accounts payable	**(4,952)**	326,120	**(58,997)**	326,512
	(605,260)	(2,267)	**(1,741,395)**	(170,410)
Cash Flows from Financing Activities				
Shares issued for cash	**991,000**	-	**2,381,700**	-
				-
Cash Flows from Investing Activities				
Acquisition of capital assets	**-**	-	**-**	-
Proceeds from sale of securities	**-**	4,346	**-**	23,434
Proceeds from sale of capital assets	**-**	-	**-**	1,505
	-	4,346	**-**	24,939
Increase (decrease) in Cash	**385,740**	2,079	**640,305**	(145,471)
Cash, and term deposits, beginning of period	**311,967**	60,575	**57,402**	208,125
Cash and term deposits, end of period	**$ 697,707**	62,654	**$ 697,707**	$ 62,654
Supplementary Schedule				
Amortization of capital assets to mineral properties	**$ 688**	772	**$ 1,376**	$ 1,544
Non-monetary transactions				
Stock compensation	**$ 17,136**	31,036	**$ 34,272**	$ 62,071

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO INTERIM FINANCIAL STATEMENTS

for the six months ended October 31, 2007 and 2006

Canadian Funds *Unaudited – Prepared by Management*

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

The Company has working capital of $869,289 as at October 31, 2007 and has accumulated losses of $12,622,423. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 26,044,211 for net proceeds of $12,778,242 averaging $0.49 per share. The share price at October 31, 2007 was $0.33 - $0.34 Cdn.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accept accounting principles in Canada. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements as at April 30, 2007.

3. MARKETABLE SECURITIES

	October 31, 2007	April 30, 2007
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	$ 74,098	$ 76,592
Disposals during the period	Nil	2,494
Closing balance – lowest recorded market price	$ 74,098	$ 74,098

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method. New Nadina has two directors in common with the Company. The Company on October 31, 2007, owned 1,782,582 New Nadina common shares. The quoted market value of the common shares was about $0.20 on October 31, 2007.

4. PROPERTY, PLANT AND EQUIPMENT

	Amortization Rate	Cost	Accumulated Amortization	October 31, 2007 Net Book Value	April 30, 2007 Net Book Value
Land		$10,000	$ -	$10,000	$ 10,000
Paving	8%	4,860	2,792	2,069	2,155
Buildings	4%-5%	86,401	36,717	49,684	50,698
Mining equipment	30%	117,557	115,997	1,560	1,835
Office equipment	20%	53,972	51,942	2,030	2,255
Trailer	30%	8,890	8,888	2	2
		$281,680	$ 216,336	$ 65,345	66,945

5. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2007 and 2006
Canadian Funds
Unaudited – Prepared by Management

5. MINERAL PROPERTIES - continued

Exploration Expenditures by Property For the period ended October 31,2007	Greenwood Area	DHK NWT	Silica Quarry 50%	Total
Amortization	$ 1,376	$ -	$ -	$ 1,376
Assaying	21,950	-	-	21,950
Assessment, filing fees, membership	9,486	-	-	9,486
Direct charges – wages	19,300	6,400	-	25,700
Exploration costs 1)	158,994	566,887	50	725,931
Field Supplies	549	-	-	549
Property costs & acquisition	494	-	-	494
Storage (samples& equipment)	3,453	-	-	3,453
Property and Mineral taxes	1,578	-	-	1,578
Travel & accommodation	1,081	2,962	-	4,043
Subtotal:	$ 218,261	$ 576,249	$ 50	$ 794,560
Less: Recovered Property Costs	(5,000)	-	-	(5,000)
TOTAL:	213,261	$ 576,249	$ 50	$ 789,560

Exploration Expenditures by Property For the period ended October 31, 2006	Greenwood Area	DHK NWT	Silica Quarry 50%	Total
Amortization	$ 1,544	$ -	$ -	$ 1,544
Assaying	3,311	-	-	3,311
Assessment, filing fees, membership	2,968	-	-	2,968
Direct charges – wages	4,700	6,100	50	10,850
Exploration costs 1)	9,099	372,711	-	381,810
Field Supplies	106	-	-	106
Legal & miscellaneous	535	-	-	535
Property costs & acquisition	116	-	-	116
Storage (samples & equipment)	2,888	-	-	2,888
Property and Mineral taxes	1,613	-	-	1,613
Travel & accommodation	873	-	-	873
Subtotal:	$ 27,753	$ 378,811	$ 50	$406,614
Less: Government Assistance	(55,289)			(55,289)
Total:	$ (27,536)	$ 378,811	$ 50	$ 351,325

1) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; physical work, sampling and allocation of office and overhead expenses relating to exploration activities.

The DHK exploration costs represent what the Company has paid for its share of all related exploration program costs on the WO and Pellatt Lake claim blocks in the Northwest Territories.

a) **GREENWOOD AREA** - Southern BC:

The Company owns a 100% interest in certain properties comprising 476 units (approximately 10,000 hectares) of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia. The Company is actively exploring for gold, silver, other base metals and industrial mineral potential. Properties within the Greenwood Area include Phoenix (Battle Zone), Bluebell (Minnie Moore), Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) **DHK DIAMONDS INC.** – Northwest Territories:

DHK Diamonds Inc. ("DHK") is a private company incorporated and registered in the Northwest Territories, currently owned by Kettle River Resources Ltd. (42.5%), Dentonia Resources Ltd. ("Dentonia") (42.5%), and Horseshoe Gold Mining Inc. ("Horseshoe") (15%). Operations and funding provisions of DHK are governed by a 1992 Shareholders' Agreement where each shareholder appoints two directors to the board and certain activities require 75% board approval.

KETTLE RIVER RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2007 and 2006
Canadian Funds
Unaudited – Prepared by Management

5. MINERAL PROPERTIES, continued

c) **DHK DIAMONDS INC.** – Northwest Territories: - continued

WO Joint Venture -

DHK has a 10.774% contributing interest in the WO Joint Venture operated by Peregrine Diamonds Ltd. ("Peregrine"). The WO JV is undergoing a bulk sample with results to determine grade and diamond value expected before the end of 2007. The results are necessary in determining production feasibility.

Pellatt Lake Property

The Pellatt Lake claim block is located north of Yellowknife and in proximity of the Ekati Diamond Mine. DHK owns 100% interest in the Pellatt Lake Claim Block and is subject to an agreement with Peregrine Diamonds Ltd. Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by drilling selected targets identified through the Falcon gravity gradiometer surveys. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option to earn another 14% by completing a 200 tonne bulk sample within 4 years. A further 10% of a vested area can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine pays all expenses with the exception of the annual fees on three mineral leases.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,500 acres) explored for diamond potential, owned (57.49%) and operated by New Nadina Explorations Limited. During the 2007 program, an additional kimberlite (Genie) was added to the three new kimberlites discovered in 2006. Micro diamond results from tested kimberlites have returned positive results to date.

d) **SILICA QUARRY** - Saskatchewan:

The Company holds a 50% participating interest the Silica Quarry Lease in Saskatchewan. The lease expires in December 2009. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

e) **NAKET - Nunavut: 50%:**

This property was written off as of April 30, 2007.

The Company, jointly with New Nadina Explorations Limited ("New Nadina") has allowed the property to lapse including the agreement dated August 1, 2000 with Kennecott Canada Ltd. ("Kennecott") under which, in consideration of providing the joint venture with certain exploration data, Kennecott for a period of five years following the transfer of data is entitled to a royalty of 1% of net smelter returns on production of diamonds or metal products from properties within the area of interest.

Each of the venturers bore 50% of all acquisition, exploration and other costs. In accordance with an arrangement made between them, Kettle River spent $80,000 more that New Nadina for exploration on the Naket project during 2001. In order to maintain its 50% interest in the project, New Nadina, at its option could spend, during future phases of project, an equal amount being $46,624.

In April 2007, the project consultant reported that all samples from the 2006 program of till sampling test for indicator minerals were barren and no further work is planned. A settlement in regard to the unspent balance of $46,624 will be negotiated. Settlement has been discussed and 50 cents on the dollar has been is accepted and therefore an amount of $23,312 is due payable to Kettle River to clear this obligation.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
for the Six months ended October 31, 2007 and 2006
Canadian Funds
Unaudited – Prepared by Management

6. SHARE CAPITAL

a) **Authorized:** 50,000,000 common shares without par value

b) Issued and fully paid:	No. of Shares		Proceeds	Value
Balance before repurchased shares at April 30, 2006	**11,297,611**			**$ 10,585,215**
Less repurchased treasury shares at cost	(256,000)	(i)		(698,854)
Balance after repurchased shares at April 30, 2006	**11,041,611**			**$ 9,886,361**
Issued during period:				
Repurchased Shares issued for Debt Settlement	256,000	(i)		698,854
				(Note 6(e)
Private Placement - February 21, 2007	2,750,000	(ii)	$412,500	299,124
Private Placement Finder Fee shares	176,000	(ii)		(3,600)
Balance at April 30, 2007	**14,223,611**			**$ 10,880,739**
Issued during period:				
Private Placement closed August 2, 2007				(Note 6(e)
(May 24, 2007 and July 20, 2007)	5,233,100	(iii)	$1,011,700	723,619
Private Placement & Finders Fees - June 13, 2007	2,000,000	(iv)	$379,000	379,000
Private Placement & Finders Fees – Sept 24, 2007	2,107,500	(v)	$411,000	313,564
Private Placement & Finders Fees – Oct 31, 2007	1,860,000	(vi)	$425,000	326,320
Warrants exercised October 29, 2007	620,000	(vii)	$155,000	155,000
Balance at October 31, 2007	**26,044,211**		**$2,381,700**	**$ 12,778,242**

(i) On December 5, 2006 the TSX Venture Exchange accepted the Company's proposal to settle outstanding debt in the amount of $81,975 for 256,000 shares which had been previously acquired by the Company. This results in $616,879 adjustment to the deficit.

(ii) The Company closed the $412,500 non-brokered private placement announced January 25, 2007 having received TSX Venture Exchange acceptance on February 21, 2007 with the issuance of 2,750,000 shares at $0.15 per share and warrants exercisable at $0.25 expiring Feb. 21, 2008. Finders' fees of $3,600 and 176,000 in common shares were paid. Proceeds of $412,500 were allocated $299,124 to shares and $113,376 to warrants (Note 6 (e)). The hold period expired June 25, 2007.

(iii) On August 2, 2007 the company completed the Non-Brokered Private Placement referenced in News Releases March 26, 2007, April 24, 2007, and TSX Venture final approval on July 26, 2007. Issued were 5,233,100 units that included 5,058,500 subscriber units and 174,600 Finders' Fees units for total proceeds of $1,011,700. Each unit contains one common share at $0.20 and one non-transferable warrant exercisable for one year from date of closing, to purchase a common share of the Company at a price of $0.30. Insiders of the Company subscribed to 781,000 units. The four-month hold on 2,800,100 units expired Sept. 25, 2007 with warrants expiring May 24, 2008. The 2,433,000 units hold period expired November 21, 2007 with warrants up to July 21, 2008. Proceeds of $1,011,700 were allocated $723,619 to shares and $288,081 to warrants (Note 6 (e)).

(iv) On June 13, 2007, the company closed the Private Placement referenced in News Releases May 14, 2007 and May 23, 2007 having received TSX Venture approval under Submission#126039 on June 13, 2007. Related to this non-brokered financing, the Company issued 2,000,000 "Flow Through" shares. In addition to $21,000 paid to finders, 175,000 broker warrants were issued exercisable to purchase one common share of the Company at a price of $0.20 expiring June 14, 2008 with net proceeds of $379,000. The four-month hold period related to this placement expired October 15, 2007.

(v) On September 4, 2007 the company announced the Non-Brokered Private Placement referenced in News Releases and TSX Venture final approval on September 24, 2007. Issued were 2,107,500 units that included 2,055,000 subscriber units and 52,500 Finders' Fees units for total proceeds of $411,000. Each unit contains one common share at $0.20 and one non-transferable half warrant, two half warrants exercisable for two years from date of closing, to purchase a common share of the Company at a price of $0.35. Issued September 24, 2007 1,516,000 units with a four-month hold to expire January. 25, 2008 with

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the Six months ended October 31, 2007 and 2006
Canadian Funds
Unaudited – Prepared by Management

6. SHARE CAPITAL – continued

b) Issued and fully paid: - continued

(v) – continued

warrants expiring September 24, 2009. Issued on October 3, 2007 591,500 units with a four-month hold to expire February 4, 2008 with warrants expiring October 5, 2009. Proceeds of $411,000 were allocated $313,564 to shares and $97,436 to warrants (Note 6 (e)).

(vi) The Company closed the $400,000 non-brokered private placement announced October 5, 2007 having received TSX Venture Exchange acceptance on October 31, 2007 with the issuance of 1,700,000 shares at $0.25 per share and warrants exercisable at $0.40 expiring October 5, 2009, in the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than 60 cents per share for a period of 20 consecutive trading days, at any time after four months and one day subsequent to the closing date, an accelerated 30 day expiry date will be in effect.. Finders' fees of 160,000 in units were paid. Proceeds of $425,000 were allocated $326,320 to shares and $98,680 to warrants (Note 6 (e)). The four month hold period related to this placement expires on March 14, 2008.

(vii) Warrants were exercised October 29, 2007:

- At $0.25 to issue 415,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007
- At $0.25 to issue 205,000 common shares of the Company reserved in the private placement which was accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment to re-pricing for filing by the TSX Venture Exchange on May 7, 2007

c) Warrants:

	Number	Price/share	Value	Expiry
Issued December 5, 2005 *	1,530,000	$0.25	$382,500	December 4, 2007
Issued February 22, 2007	2,750,000	$0.25	$687,500	February 22, 2008
Issued May 24, 2007	2,800,100	$0.30	$840,030	May 24, 2008
Issued June 14, 2007 **	175,000	$0.20	$35,000	June 14, 2008
Issued July 20, 2007	2,433,000	$0.30	$729,900	July 20, 2008
Balance July 31, 2007	**9,688,100**		**$ 2,674,930**	
Issued September 24, 2007	758,000	$0.35	$265,300	Sept 24, 2009
Issued October 3, 2007	295,750	$0.35	$103,512	October 5, 2009
Issued to October 31, 2007 (issued Nov 13/07) ***	930,000	$0.40	$372,000	November 16, 2009
Exercised October 29, 2007	(620,000)	$0.25	(155,000)	
Balance October 31, 2007	**11,051,850**		**$3,260,742**	

* On November 7, 2006 TSX Venture Exchange approved extending the expiry date of 1,530,000 warrants to December 4, 2007 and on July 3, 2007 approved re-pricing them from 75 cents to 25 cents. The re-pricing is subject to the Forced exercise provision: "If the closing price for the company's shares is 31 cents or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise the warrants will expire on the 31st day." These warrants pertain to Dec. 1, 2005 non-brokered private placement of 1.53 million shares.

** 175,000 broker warrants, exercisable to purchase one common share of the Company at a price of $0.20 were issued on June 14, 2007 and will expire June 14, 2008.

*** In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than 60 cents per share for a period of 20 consecutive trading days, at any time after four months and one day subsequent to the closing date, an accelerated 30 day expiry date will be in effect.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the Six and Nine months ended July 31, 2007 and 2006
Canadian Funds
Unaudited – Prepared by Management

6. SHARE CAPITAL, continued

d) Share purchase options:

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. October 27, 2005 the Company granted 350,000 director options at an exercise price of $0.25 for a period of five years. The closing market share price on the business day immediately prior to the grant date was $0.43. On April 11, 2007 Options for 650,000 shares were granted at an exercise price of $0.20 for a period of five years to directors. The closing market share price on the business day immediately prior to the grant date was $0.20.

As at October 31, 2007 there were 1,000,000 (October 31, 2006 - 450,000) options outstanding.

Summary of the Company's options at October 31, 2007:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding April 30, 2007	Price per share	Expiry date
October 27, 2005	450,000	Nil	100,000	**350,000**	1) $0.25	October 27, 2010
April 11, 2007	650,000			**650,000**	$0.20	April 11, 2012
	1,100,000	Nil	100,000	**1,000,000**	**Balance**	

1) On April 30, 2007 the TSX Venture Exchange accepted amendments to stock option agreements dated October 27, 2005 reducing the exercise price from $0.50 to $0.25 pending disinterested shareholder approval.

As of October 31, 2007 - 566,667 options have vested

e) Stock based compensation

The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	April 11,2007
Average risk free interest rate	4.04 %
Average expected option life	5 years
Stock volatility – based on trading history	107 %
Dividend payments during life of option	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

During the period ended October 31, 2007, 650,000 options were granted to purchase shares at $0.20 per share. The total value was calculated to be $102,815 on the grant date. Since the options were granted under a graded vesting schedule, $34,272 of the fair value has been recorded in the Company accounts for the period.

f) Contributed Surplus

Details are as follows:

		2007		2006
Balance – Beginning of year	$	**265,351**	$	62,071
Value of warrants (1) *(Note 6 b iii)*		**484,195**		Nil
Transferred to share capital upon exercise of options		**Nil**		Nil
Fair value of stock-based compensation *(Note 6e)*		**34,272**		31,036
Balance – End of year	$	**783,818**	$	93,107

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the Six and Nine months ended July 31, 2007 and 2006
Canadian Funds
Unaudited – Prepared by Management

6. SHARE CAPITAL, continued

f) Contributed Surplus - continued

(1) The Black-Scholes Option Pricing Model below was used in estimating the fair value of warrants as follows.

	May 24, 2007	July 20, 2007	Sept 24, 2007	Oct 10, 2007	Nov 13, 2007
Stock Price	$ 0.21	$ 0.17	$ 0.195	$ 0.325	$ 0.245
Exercise Price	$ 0.30	$ 0.30	$ 0.35	$ 0.35	$ 0.40
Expected life of warrants in years	1.00	1.00	2.00	2.00	2.00
Risk free interest rate	4.08 %	4.08 %	4.08 %	4.08 %	4.08 %
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Expected Stock volatility	110%	110%	94.54%	83.09%	102.21%
Number of warrants granted	2,800,100	2,433,000	758,000	295,750	930,000

7. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at October 31, 2007, $4,238 is owed.
For the period ended October 31st the Company incurred the following expenses with related parties:

	2007	2006
To directors for telephone and office to offset expenses incurred in conducting company affairs	$ 3,600	$ 3,600
To a director who is the president for management and assists with certain exploration related tasks and for storage facilities (exploration equipment and samples).	39,450	38,550
To directors who are not employees, for administration.	18,000	14,700
To a director who is a geological engineer for consulting services.	Nil	Nil
Total	$ 61,050	$ 56,850

During the period $16,447 was recovered from a company that has two common directors for office and secretary expenses and reimbursement of expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

8. SEGMENTED INFORMATION

No segmented information is presented because the Company has no recent logging operations and the Company is solely involved in mineral exploration

9. SUBSEQUENT EVENTS:

News Releases details below are in the MD&A report to be read in conjunction with this Financial Statement:

- Dec. 3, 2007 reported $553,750 year to date received from the exercise of 2,232,500 warrants
- Nov. 22, 2007 reporting closing of 1,860,000 unit private placement
- Nov. 20, 2007 Preliminary results reporting work to date on the Minnie Moore
- Dec. 17, 2007 Peregrine reports Modeled Values of US$43 to US$70 per carat for DO27 diamonds
- Dec. 20, 2007 Minnie Moore assays confirm high grade silver from first trenching results.

DIRECTORS AND POSITIONS:

Ellen Clements *, President and CEO
Larry Widmer, Corporate Secretary and CFO
Gerald Rayner *
Stephen Levano *

* Members of the Audit Committee

Kettle River Resources Ltd.

(An Exploration Stage Company)

Six months to October 31, 2007

Management Discussion & Analysis

December 21, 2007

Note to Reader

The interim financial statements for the six months ended October 31, 2007 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

December 21, 2007

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no significant mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and any references to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Mineral Project Activity

Exploration expenditures by property for the period ended October 31, 2007

	Greenwood Area	DHK - NWT	Silica Quarry 50%	Total
Amortization	$ 1,376	$ -	$ -	$ 1,376
Assaying	21,950	-	-	21,950
Assessment, filing fees, membership	9,486	-	-	9,486
Direct charges – wages	19,300	6,400	-	25,700
Exploration costs	158,994	566,887	50	725,931
Field supplies	549	-	-	549
Property costs & acquisition	494	-	-	494
Storage (samples& equipment)	3,453	-	-	3,453
Property and Mineral taxes	1,578	-	-	1,578
Travel & accommodation	1,081	2,962	-	4,043
Sub-total:	$ 218,261	$ 576,249	$ 50	$ 794,560
Less: Recovered property costs	($ 5,000)			($ 5,000)
TOTAL:	$ 213,261	$ 576,249	$ 50	$ 789,560

During the six month period ended October 31, 2007 a total of $794,560 (2006 - $406,614) was spent on mineral property activities as shown in the above table.

Second Quarter Update: EXPLORATION ACTIVITIES

Kettle River's main objective is to make a mineral deposit discovery. Land holdings are mainly focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.

DHK Diamonds Inc: (DHK) Lac de Gras area – Northwest Territories

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. The property was optioned to Kennecott Canada Exploration Inc. (KCEI), carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most kimberlites tested and only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate potential for a mine where bulk sampling was conducted in 1994 with disappointing results. KCEI returned the property to DHK in 2000 retaining a 1% Gross Overriding Royalty (GORR). DHK entered into various agreements, with varying interest, with Archon Minerals Ltd., BHP Billiton Diamonds Inc. and currently Peregrine Diamonds Ltd. The WI and DHK Blocks were abandoned.

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine. In 2000, DHK acquired the Pellatt Lake property from Kennecott Canada Explorations Inc, (KCEI) which contained a diamondiferous dyke like kimberlite. KCEI retains a gross overriding royalty of 1% on these claims. DHK took PC9, PC10 and PC13 to lease and are currently responsible for the annual lease fees. An agreement remains in good standing where Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by flying Falcon gravity gradiometer surveys and drilling selected targets. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option, within 4 years of vesting, to earn another 14% by completing a 100 tonne bulk sample. A further 10% can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

The Company has increased its shareholdings in DHK to 42.5% from 33 1/3% due to contributing 50% of funds to meet the DHK portion of the WO JV cash calls with a further possible increase in mid January 2008. The Company reports contributions to budgets as exploration costs. During the period ended October 31, 2007 costs of $576,249 (2006 - $378,811) were incurred: Exploration costs of $566,887, (2006 -$372,711) and $6,400 (2006 – $6,100) for management and related expenses, and $2,962 (2006 - $ Nil) for administrative travel costs.

WO (DO27) Joint Venture – (Peregrine Diamonds Ltd., Archon Minerals Ltd., DHK Diamonds Inc.)

DHK Diamonds Inc. has a contributing 10.77% interest in the WO diamond project. Peregrine Diamonds Ltd. ("Peregrine"), the operator since 2005 bulk sampled to test the economics and feasibility of the DO27 kimberlite with approximately $58 million spent to date. The average modelled value of 2,075 carats worth of diamonds recovered from the nine-hectare DO-27 kimberlite pipe ranged from $43 (U.S.) to $70 (U.S.) per carat, with a base case average of $51 (U.S.) per carat. These valuation results, along with updated grade and geological information, will be used by Peregrine and AMEC Americas Ltd. to complete the preliminary technical assessment ("PTA") report, which will investigate the current economic potential of DO-27. News releases on the Company website contain the details and a list of the more important diamonds.

The operator has reported a current surplus of JV funds and does not anticipate a budget proposal nor cash call requirements until after the PTA report has been assessed.

Pellatt Lake Property:

Peregrine reported that 162 heavy mineral samples were collected and during the period a single diamond drill hole tested three high priority anomalies drilling a total of 497 meters. No kimberlite was encountered.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras:

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,500 acres), majority owned (57.49%) and operated by New Nadina Explorations Limited (New Nadina). Another kimberlite discovered in 2007, Genie has been added to the three 2006 kimberlite discoveries where micro diamonds returned positive results. Results are pending on the approximate two tonne kimberlite sample acquired from the RIP pipe. In addition, Kettle River owns 1.7 million free trading shares of New Nadina.

SASKATCHEWAN – 50%

The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential that is dependant on market demand continues to be reviewed. The property is approximately 37 acres and under lease which currently expires in December 1, 2009 and is subject to an annual rental of $2 per acre. Each partner records individual expenses as incurred. The Company feels there is potential to test and market the silica potential on this property. During the year $50 (2006 - $ 50) was expended on research.

GREENWOOD MINING DIVISION – SOUTHERN BRITISH COLUMBIA:

Greenwood Area Expenditure breakdown by property for the period ended October 31, 2007

	2007 Exploration Program	Phoenix	Arcadia	Bluebell	Tailings	Niagra	Tam O'Shanter	Greenwood Area TOTAL
Amortization	$ -	$ 344	$ -	$ 344	$ -	$ -	$ 687	$ 1,375
Assaying	21,950	-	-	-	-	-	-	21,950
Assessment/Recording	-	6,060	394	2,827	110	95	-	9,486
Direct charges – wages	11,400	4,900	-	2,100	900	-	-	19,300
Exploration costs	158,844	75	-	75	-	-	-	158,994
Field supplies	549	-	-	-	-	-	-	549
Property costs & acquisition	-	-	-	-	494	-	-	494
Storage (samples& equipment)	-	1,302	-	850	-	-	1,302	3,454
Property & Mineral taxes	-	1,229	-	349	-	-	-	1,578
Travel & accommodation	1,081	-	-	-	-	-	-	1,081
Sub-total:	$ 193,824	$ 13,910	$ 394	$ 6,545	$ 1,504	$ 95	$ 1,989	$ 218,261
Less: Recovered Property costs	-	(5,000)	-	-	-	-	-	(5,000)
TOTAL:	$ 193,824	$ 8,910	$ 394	$ 6,545	$ 1,504	$ 95	$ 1,989	$213,261

The Greenwood Area Properties are grouped according to geographical area and accounting purposes. At this time, the 2007 Exploration Program is segregated for reporting purposes where work was conducted on the Phoenix and Bluebell areas. A team of four prospectors, under the supervision of Linda Caron, MSc, PEng commenced work in early May by following up encouraging soil geochemistry results in selected areas. Four separate zones of interest (Battle, Bullion, Homestake and Minnie Moore) were discovered in the 2007 program. Follow-up trenching results on the Bullion and Homestake provided little encouragement and efforts were dedicated to the Minnie Moore zone where high values were encountered. Significant properties designated for continued exploration within the Greenwood Area Properties during 2008 are the Minnie Moore epithermal and the Battle zones.

Greenwood Area Properties

Of the 55 Crown Grants and Mineral Lease tenure covering the Phoenix Mine Area, this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. There is a Marble prospect quarry lease within this area. During the period a total of $13,910 was expended (2006 - $14,421). Recording of work programs and generation of reports with wage costs of $4,900 (2006 – 2,400). An amount of $5,000 was received from another company during the period as compensation for access and has been recorded as a property cost recovery.

Limited exploration was conducted on the Bluebell-Summit property other than work conducted the Minnie Moore and costs of $6,545 (2006 - $10,376) relate to sample and core storage, mineral taxes and wage costs. The Minnie Moore showing is located within the Bluebell Group and due to the significance of the discovery has been segregated for current reporting.

2007 Exploration Program

The $193,824 2007 Exploration Program expenditure reported relates mainly to mapping, prospecting, sampling, soil sampling, geophysics, assaying, and trenching in the selected areas. Drilling, assays and other related costs are subsequent to the October 31st financial reporting.

Battle Zone:

Situated less than a kilometer from the former Phoenix Minesite, mineralization occurs as stock working pyrite-quartz veinlets and as semi-massive pyrite-quartz shear zones within the same rocks that hosted the Phoenix deposit. Pyrite mineralization with elevated gold has been found in outcrop, subcrop and in shallow historic exploration pits, intermittently over an area of 250 meters by 850 meters. Road building for drill access along with further sampling and detailed geological mapping and representative chip sampling has been completed in preparation for 2008 drilling. Topography here is steep and precludes trenching.

Minnie Moore – Gold-Silver Epithermal Discovery confirmed by significant high grade silver assays:

This is a new discovery and untested by any previous exploration. High silver values, 2,027 grams per tonne ("g/t"), encouraging gold values of 3.3 g/t, plus elevated base metals were found in a select grab sample during the spring 2007 prospecting program. Subsequent trenching exposed a limestone-hosted epithermal siliceous breccia zone confirmed by chip sample assays of sample line 3 in the first trench returning values of 1,044 g/t silver (30.5 oz/t Ag) and 2.71 g/t Gold (0.08 oz/t Au) over 6.2 meters (20.3 feet) on the then exposed vein. Five lines of samples across the vein were taken, at intervals, over a strike length of 40 meters (131 feet). Sample line 3 included 1,469 g/t Ag (42.9 oz/t Ag) and 3.95 g/t Au (0.12 oz/t Au) over 4.2 meters (13.8 feet).

Additional excavation and sampling were completed in October 2007 with further assays pending. Results expected by mid January 2008 may extend the true width of the zone.

Assay and reporting results from the 10 hole 1,485-metre diamond drill program completed in November are also pending as are those from the soil geochemical survey completed over the area. Once results are assessed, the 2008 exploration program will be planned.

Other Greenwood Area Exploration

During the period Gold-copper mineralization was found on the Homestake Zone, west and southwest of the Minnie Moore epithermal vein and approximately 500 meters northwest of the historic Emma Mine. A steeply dipping zone of massive pyrrhotite was exposed by trenching and accounting for the gold values sampled during prospecting. Further work is not currently planned on this zone.

No exploration of significance was conducted on other groups within the Greenwood Area holdings and costs allocated mainly relate to core storage, amortization and property maintenance. Costs of $1,504 (2006 - $516) during the period are attributed to the Phoenix Tailings property. Tam O'Shanter property costs of $1,989 (2006 - $2,062) relate to sample and core storage and the balance for fees and amortization expense. Costs of $95 (2006 - $122) relate to the Niagara Property and Arcadia (Skylark) property expenditures of $394 (2006 - $256) relate to office expense.

Selected Annual Information and Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2006 and April 30, 2007 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
2nd Quarter 2008	$ (484,266)	(0.02)	$ 986,344	$ 46,707
1st Quarter 2008	(440,594)	(0.03)	470,672	54,904
4th Quarter 2007	(372,271)	(0.07)	215,426	766,899
3rd Quarter 2007	(127,210)	(0.01)	261,960	346,859
2nd Quarter 2007	(299,176)	(0.03)	277,020	347,720
1st Quarter 2007	(182,345)	(0.02)	219,994	22,553
4th Quarter 2006	(357,730)	(0.04)	369,542	20,792
3rd Quarter 2006	(578,240)	(0.04)	710,995	35,550

Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the six month period ended October 31, 2007.

For the current period, the Company experienced a net loss of $924,860 or $0.03 per share compared to a loss of $481,521 or $0.03 per share the previous year.

Operating expenses of $161,923 for the period, arising from general and administrative costs, (2006 - $153,820) increased from the previous year. During the current period, travel & accommodation increased by $3,851, stock compensation costs were $34,272 (2006 - $62,071), office and sundry expense increased by $6,745, accounting, audit and legal increased by $2,580, licences, insurance and transfer agent fees increased by $16,554, management, salary & wages increased by $12,210 while advertising promotion and printing decreased by $172.

Property exploration costs increased to $789,560 from $406,614 during the same period the previous year and the increase is attributed to higher exploration costs on the DHK WO Project and on property in the Greenwood Area. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

The Company had working capital of $859,289 as at October 31, 2007 and has accumulated losses of $12,622,423. Since inception, the Company has been successful in funding its operations and at October 31, 2007 had net issued shares of 26,044,211 for net proceeds of $12,778,242 averaging $0.49 per share. Kettle River shares traded at $0.275 on December 21, 2007 and since May 1, 2007 just over 16 million shares of the Company have traded. There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Management changes during the period

There have been no management changes during the period.

Financing Activities and Stock Options

Refer to the complete details in the October 31, 2007 Financial Statement

Liquidity

The financial statements for the period ended October 31, 2007 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At October 31, 2007, Kettle River had working capital of $869,289 compared to working capital deficit of $623,421 at April 30, 2007.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2007 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 7 of the Financial Statements.

To an employee who is also a director, and on Oct. 24, 2005 appointed president, is paid $6,000 per month. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses and another director who acts as a consultant to the company and charges $50/hour. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with directors in common, in consideration for a monthly fee of $1,500 and 50% of time and wages for support staff. Miscellaneous charges, like telephone, postage, travel are based on actual costs. At October 31, 2007, there is a receivable from New Nadina Explorations Limited for $27,088. Advances from directors and shareholders are unsecured and bear no interest. As at October 31, 2007, $4,238 is owed to directors.

Changes in Accounting Policies

The financial statements for the period ended October 31, 2007 followed the same accounting policies and methods of application used in the previous period presentation.

Other

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available on their website (under news) and at www.sedar.com.

Kettle River Resources Ltd. TSX venture-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756, Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release

$400,000 NON BROKERED PRIVATE PLACEMENT

October 5, 2007: Kettle River Resources Ltd. (the "Company") has entered into a non-brokered private placement, issuing up to 1.6 million units at a price of 25 cents per unit for gross proceeds of up to $400,000. Each unit consists of one common share and a share purchase warrant. Two share purchase warrants will be exercisable to purchase one common share of the Company for a period of 24 months from closing, at a price of 40 cents per share. In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than 60 cents per share for a period of 20 consecutive trading days, at any time after four months and one day after the closing date, an accelerated 30 day expiry date will be in effect.

Allowable commission may be payable in compliance with the guidelines of the TSX Venture Exchange policies.

The share price at the close of trading on October 4, 2007 was 22 and half cents.

Proceeds from the placement will be used for DHK Diamonds Inc. contributions WO (DO27) NWT diamond project, Greenwood Area exploration and for general corporate funds. The private placement proposed herein is subject to all necessary regulatory approvals.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966

On Behalf of the Board,

"Signed"
Ellen Clements, Director
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release **Kettle River Financing Closed**

October 12, 2007: **Kettle River Resources Ltd.** (the "Company") has completed the Non-Brokered Private Placement referenced in News Releases September 4, 2007 having received TSX Venture final approval on October 4, 2007.

The Company has issued a total of 2,107,500 units that include 2,055,000 from subscribers and 52,500 for Finders' Fees. Each unit consists of one common share with a half share non-transferable warrant. A full warrant will entitle the holder to purchase one additional share of the Company for a period of up to two years from share issuance date at an exercise price of 35 cents per share. A total of $411,000 was realized. Insiders of the Company subscribed to 625,000 units.

In this placement, 1,516,000 units are subject to a hold period expiring January 25, 2008 and 591,500 units until February 4, 2008. Warrants expiry dates to purchase common shares of the Company are 758,000 up to September 24, 2009 and 295,750 to October 5, 2009.

The funds raised are for the DHK Diamonds Inc. WO Joint Venture Diamond Project located in the Northwest Territories, the Greenwood Area properties exploration and for general corporate funds.

ON BEHALF OF THE BOARD

'Signed'

Ellen Clements, Director
President & CEO

Contact Larry Widmer 250 878 5099 or Ellen Clements 1 800 856 3966

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release **Drilling Commences on Minnie Moore Epithermal Zone**

Date: October 29, 2007: **Kettle River Resources Ltd.** (the "Company") is pleased to announce that drilling has begun on the Minnie Moore epithermal silver-gold zone on the company's 100% owned Greenwood area property in southern B.C. More Core Diamond Drilling Services Ltd. of Stewart, B.C. has been contracted to drill a minimum of 750 meters of NQ-2 size core.

Minnie Moore Zone: As previously released (NR July 24, 2007 and August 27, 2007), the Minnie Moore showing is a limestone-hosted epithermal siliceous breccia zone that was discovered during the company's 2007 work program on the property. It is a new discovery that is untested by any historic drilling. Only the results of select grab samples from the Minnie Moore zone are available to date. These results show consistently elevated silver, gold and base metal values, to a maximum of 4500 g/t Ag (*131.4 oz/t Ag*), 6.04 g/t Au (*0.18 oz/t Au*), 0.78% Zn, 0.58% Pb and 0.25 % Cu.

A program of excavator trenching/stripping was recently completed at the Minnie Moore showing. Representative chip samples were collected from the trenches and submitted to Acme Analytical Labs in Vancouver for analysis. The company expects to receive the results of initial trench sampling within 1 week's time. These results will be released as soon as they have been reviewed and interpreted by company personnel.

A 13.5 line kilometer exploration grid has been established at the Minnie Moore zone. Scott Geophysics of Vancouver, B.C. was contracted to carry out a ground magnetometer survey over the grid. This survey has been completed and results are pending. Soil sampling has also been completed over the grid and samples have been submitted to Acme Analytical Labs for analysis. Again, results are pending.

Bullion Zone: Results from 77 trench chip samples collected from recent trenching at the Bullion zone, also on the company's Greenwood area property, have been received. The Bullion zone is situated 5 kilometers southwest of the Minnie Moore zone and 1.5 kilometers north of the former Phoenix mine. Four trenches were dug at the Bullion zone, to follow-up on surface subcrop samples from the spring-summer 2007 work program that returned 11g/t Au (*0.32 oz/t Au*) and 179 g/t Ag (*5.22 oz/t Ag*) respectively. Trenching exposed a wide zone of mineralized shattered intrusive. Continuous representative chip samples across the mineralized zone returned a weighted average grade of 0.37% Zn, 0.23 % Pb and 13 g/t Ag (*0.38 oz/t Ag*) over 39 meters, including 8 meters grading 0.47% Zn, 0.40% Pb and 12 g/t Ag (*0.35 oz/t Ag*). Gold grades were low.

The relationship between the reported intercept and the true width of the zone is not known. Trench samples were analysed at Acme Analytical Labs in Vancouver for a multi-element ICP-MS package (Acme Group 1DX method) and for gold by 30 gram Fire Geochem analysis (Acme Group 3B method). Sample intervals were determined by mineralization and geology, but were generally 1 or 2 meters. Quality control measures, including company-inserted standards and blanks and field duplicate samples, were implemented in the program.

Battle Zone: As previously reported (NR July 24, 2007), pyrite mineralization with elevated gold has been found intermittently over an area of 250 metres by 850 metres, at the Battle Zone. Significant previously reported results from this zone include sample 40380 grading 190.3 g/t Au (*5.56 oz/t Au*), 40370 grading 14.33 g/t Au (*0.42 oz/t Au*), 40198 grading 8.13 g/t Au (*0.24 oz/t Au*) and 40789 grading 6.67 g/t Au (*0.19 oz/t Au*).

Drill road construction has been completed at the Battle Zone. The steep topography in this area makes winter drilling difficult and the company is preparing to drill test this target in the spring of 2008. A new area of mineralization was uncovered during the recent road building. Samples 40403 and 40402, from this new area, returned grades of 14.97 g/t Au (*0.44 oz/t Au*) and 5.13 g/t Au (*0.15 oz/t Au*) respectively. Nearby, sample 40381 from the dump of a historic exploration pit returned 16.57 g/t Au (*0.48 oz/t Au*).

Thirteen additional rock samples were collected from elsewhere in the Battle Zone during August 2007, five of which returned values in excess of 1 g/t Au. All rock samples to date have been select grab samples, analysed at Assayers Canada in Vancouver for gold and a multi-element ICP suite. All samples returning gold values in excess of 1 g/t Au have been subsequently assayed.

Linda Caron, M.Sc., P.Eng. is the Qualified Person under NI 43-101 who is supervising the 2007 work program and who has reviewed and approved the content of this news release.

ON BEHALF OF THE BOARD

'signed'

Ellen Clements, Director
President & CEO

Contact Larry Widmer 250 878 5099 or Ellen Clements 1 800 856 3966

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Kettle River Resources Ltd. TSX venture-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756, Toll Free 1800 856 3966
Facsimile: 250 445 2259

News Release

KETTLE RIVER RECEIVES FUNDS FROM EXERCISE OF WARRANTS

November 7, 2007: Kettle River Resources Ltd. (the "Company") has received a total of $155,000 from the exercise of 620,000 share purchase warrants since the beginning of August. The warrants exercised were issued in conjunction with private placements closed in 2005 and 2007. Exercise conditions of the Dec 2005 warrants at $0.25 were triggered setting a new expiry date of November 19, 2007. The funds received will be used for corporate funds, funding required by DHK Diamonds Inc. and exploration.

Kettle River is 100% owner of a large claim holding in the Greenwood Mining Division in southern British Columbia and includes Crown Granted claims, Mineral Leases and approximately 750 acres of freehold surface title. Historic gold copper production is mainly from the Phoenix Mine vicinity. Recent exploration activity has taken place by a number of companies in several areas adjacent to the Kettle River properties. During 2007, Kettle River discovered high grades of silver and gold (NR Oct 29, 2007) on the Minnie Moore Crown Grant mineral claim. Trenching and diamond drilling has been conducted to test the zone on surface with assays pending and a diamond drill program is underway.

The Battle Zone, several kilometers from the Minnie Moore, produced encouraging gold samples and is slated for diamond drilling in early 2008.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966

On Behalf of the Board,

"Signed"
Ellen Clements, Director
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Kettle River Resources Ltd. TSX venture-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756, Toll Free 1800 856 3966
Facsimile: 250 445 2259

News Release

KETTLE RIVER RECEIVES PRELIMINARY ASSAYS

November 20, 2007: Kettle River Resources Ltd. (the "Company") has completed a 10 hole, 1485 meter diamond drill program on the Minnie Moore property and is pleased to announce details regarding the Minnie Moore epithermal silver-gold discovery, including preliminary results from the August 2007 trenching program. The Minnie Moore discovery shares a number of characteristics with epithermal veins from the Republic District of Washington State, including a similar age, an association with Eocene structural activity, and similar textures, gangue and sulfide mineralogy, and geochemistry.

Partial results have been obtained from the August 2007 trenching program at the Minnie Moore zone. Overlimit silver assays are not yet available, nor are fire assay results for high gold samples. Subsequent trenching during October 2007 more fully exposed the Minnie Moore zone for detailed sampling and extended the true width of the zone beyond what is represented by the August trench samples. Results from this additional sampling are similarly unavailable, however in response to considerable shareholder interest, the Company is releasing information available to date. Additional assay results will be released when available.

Where exposed by trenching, the Minnie Moore vein occurs within a zone of faulting, dyking and veining that measures up to 15 meters in width. The vein itself has a true width ranging from 2.9 to 8.5 meters, and is bounded on the east and west by strong, north-northeast trending, vertical to steeply west-dipping faults. Eocene dykes within the wider fault zone are strongly argillic altered and locally cut by chalcedonic quartz veins.

The Minnie Moore vein has been stripped completely over an 8 meter by 13 meter area in Trenches 1 and 3 (which have now been merged together by subsequent excavation). It is a well-defined breccia vein comprised of intensely silicified limestone and siltstone that is cut and cemented by vuggy quartz and quartz-carbonate veinlets and breccia matrix. Sulfide content is low, only locally exceeding 5%. Sulfides consist primarily of pyrite, with lesser chalcopyrite, sphalerite, galena, tetrahedrite, and ruby silver. Native gold has been seen in thin section and in hand specimen. Trace element geochemistry shows elevated mercury, arsenic, antimony and selenium.

Thirty meters south of the Trench 1 and 3 exposure, Trench 2 uncovered a 5 meter wide by 7 meter long segment of the Minnie Moore vein. The Trench 2 vein segment is truncated by faults on the north, south and east. Additional trenching further south failed to penetrate the overburden. The potential for the system to continue on-strike to the south remains untested. Trenching on strike to the north of Trenches 1 and 3 uncovered a thick, moderately magnetic Eocene sill. Drilling has successfully intersected the favorable Brooklyn stratigraphy at depth beneath the sill.

Outcrop in the vicinity of the Minnie Moore zone is sparse, with overburden depth ranging from less than 1 meter to greater than 5 meters. An excavator was employed in the trenching program to remove overburden to a solid bedrock surface. Trenches were then hand shoveled and swept clean before mapping and laying out for sampling. Sampling consisted of continuous representative chips collected across the true width (or

partial true width where the zone was not fully exposed at the time of sampling) of the mineralized zone. Sample interval was generally 1 meter. In Trenches 2 and 3, two parallel lines of samples were collected across the mineralized zone. In each trench, these 2 lines of samples were separated by 2-3 meters along the strike of the vein. Samples were shipped to Acme Analytical Laboratory in Vancouver for preparation and analysis for gold and a multi-element suite, by ICP-MS analysis. Subsequent fire assay is being done on samples returning greater than 1 g/t gold and those exceeding the ICP detection limit of 100 g/t for silver. A quality control-quality assurance program was implemented, including field duplicate samples and company inserted blanks and standards at regular intervals.

Sample	Interval		Sample Length	Au	Ag	Cu	Pb	Zn
	From (m)	To (m)	(m)	ppm	ppm	ppm	ppm	ppm
NORTH VEIN EXPOSURE								
TR07-1 - across 8.5 meter true width								
41014	19.0	20.0	1.0	0.02	31.0	42	220	567
41015	20.0	21.0	1.0	0.02	43.3	55	213	630
41016	21.0	22.0	1.0	0.20	>100.0	421	1070	5585
41017	22.0	23.0	1.0	0.01	<0.1	8	14	45
41018	23.0	24.0	1.0	2.72	>100.0	221	39	104
41019	24.0	25.0	1.0	2.36	>100.0	279	161	100
41020	25.0	26.0	1.0	1.47	93.2	51	105	159
41024	26.0	27.5	1.5	1.55	>100.0	482	1299	1442
TR07-3 - North sample line across vein, 5.8 m partial true width								
41054	0.0	1.0	1.0	0.04	>100.0	194	920	3317
41055	1.0	2.0	1.0	0.10	>100.0	249	1339	2702
41056	2.0	3.0	1.0	0.24	>100.0	156	464	221
41057	3.0	4.0	1.0	0.51	>100.0	211	2463	298
41058	4.0	5.0	1.0	0.27	>100.0	61	290	561
41059	5.0	5.8	0.8	1.19	>100.0	552	1603	1886
TR07-3 - South sample line across vein, 6.2 m partial true width								
41064	0.0	1.0	1.0	0.02	77.4	78	370	618
41065	1.0	2.0	1.0	0.17	>100.0	148	1016	1120
41066	2.0	3.0	1.0	1.96	>100.0	942	1439	395
41067	3.0	4.0	1.0	1.22	>100.0	93	238	119
41068	4.0	5.0	1.0	4.29	>100.0	397	1402	301
41069	5.0	6.2	1.2	4.08	>100.0	1799	8557	701
SOUTH VEIN EXPOSURE								
TR07-2 - South sample line across vein, 2.9 m partial true width								
41039	7.1	8.0	0.9	0.08	95.5	47	134	131
41040	8.0	9.0	1.0	0.13	>100.0	145	392	288
41044	9.0	10.0	1.0	0.03	52.7	54	406	1774
TR07-2 - North sample line across vein, 4 m partial true width								
41046	2.0	3.0	1.0	0.04	51.7	44	15	75
41047	3.0	4.0	1.0	0.07	92.8	67	124	188
41048	4.0	5.0	1.0	0.01	25.8	19	29	221
41049	5.0	6.0	1.0	0.20	>100.0	117	690	202

As previously released, select grab samples from TR07-3 have returned results to a maximum of 4500 g/t Ag (*131.4 oz/t Ag*), 6.04 g/t Au (*0.18 oz/t Au*), 0.78% Zn, 0.58% Pb and 0.25 % Cu (NR Oct 29, 2007).

Scott Geophysics was contracted to complete a ground magnetometer survey over the area, during October 2007, to aid in mapping the position of fault zones and (magnetic) Eocene intrusives. The results of the ground magnetometer survey have been received. Several pronounced, elongate, north-, northeast- and northwest- trending magnetic low anomalies were delineated in the vicinity of the Minnie Moore epithermal zone. All of these anomalies exceed several hundred meters in strike length. They are interpreted to represent major fault zones, such as the one intimately associated with the Minnie Moore vein.

A soil geochemical survey was also completed over the same grid as the ground magnetometer survey, with a total of 989 samples collected at 12.5 meter intervals on 50 meter spaced lines. Results are pending.

Drill core logging from the recent drill program has been completed and core sawing and sampling is underway. To date, a total of 301 drill core samples from holes 07-1 through 07-8 have been shipped to Acme Analytical Laboratory in Vancouver for preparation and analysis. Core sawing is underway for holes 07-9 and 07-10. An additional 120 drill core samples will be shipped from holes 07-9 and 07-10 upon completion of sawing.

Drilling was done by More Core Drilling of Stewart, B.C. Core was NQ2 size. A quality control-quality assurance program was implemented, including company inserted blanks and standards at regular intervals. The company anticipates a lengthy delay in obtaining results from the recent diamond drill program, due to the current backlogs at all Canadian assay laboratories.

Photographs from the recent trenching and drilling program have been posted to the company website (www.kettleriver.com). Detailed trench maps will also be posted when they are available. Linda Caron, M.Sc., P.Eng. is the Qualified Person under NI 43-101 who has supervised the 2007 work program and who has reviewed and approved the content of this news release.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966
On Behalf of the Board,

"Signed"

Ellen Clements, Director
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Kettle River Resources Ltd. TSX venture-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756, Toll Free 1800 856 3966
Facsimile: 250 445 2259

News Release

KETTLE RIVER CLOSES $425,000 PRIVATE PLACEMENT

November 22, 2007: Kettle River Resources Ltd. (the "Company") announces it has closed the private placement announced October 5, 2007 and accepted by the TSX Venture Exchange on October 31, 2007.

The Company has issued a total of 1,860,000 shares and warrants to purchase 930,000 shares all subject to a four month plus one day hold period expiring on March 14, 2008. Included are 160,000 units to a finder. The warrants have a two year expiry and are $0.40 per share. They are subject to an accelerated expiry date should the Company shares trade at a value exceeding $0.60 for a period of 20 consecutive days. Funds of $425,000 realized will be used for working capital and exploration. There were five placees versus four first announced.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966

On Behalf of the Board,

"Signed"

Ellen Clements, Director
President & CEO

Kettle River Resources Ltd. TSX venture-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756, Toll Free 1800 856 3966
Facsimile: 250 445 2259

News Release

KETTLE RIVER SHAREHOLDERS EXERCISE FURTHER WARRANTS

December 3, 2007: Kettle River Resources Ltd. (the "Company") is pleased to report that since the warrant exercise report dated November 7, 2008 a further $398,750 from the exercise of 1,612,500 share purchase warrants has been received. Warrants exercised were issued in conjunction with a number of private placements which closed in 2005, 2006 and 2007. Year to date exercise of such warrants has resulted in an unallocated working capital increase of $553,750 for a current working capital of $784,000. Funds will be used for general corporate purposes and to advance newfound Silver/Gold discoveries on the Company's Greenwood Area properties.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966

On Behalf of the Board,

"Signed"
Ellen Clements, Director
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756, Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release

OPERATOR PEREGRINE ANNOUNCES MODELLED VALUES OF US$43 TO US$70 PER CARAT FOR DO-27 BULK SAMPLE DIAMONDS

December 19, 2007: Kettle River Resources Ltd. (the "Company") announces results from DO27 2007 bulk sample received from Peregrine Diamonds Ltd., the operator. DHK Diamonds Inc. ("DHK") a privately owned corporation owns a participating 10.77%. The Company currently owns 42.5% of DHK.

"Brooke Clements, President of Peregrine Diamonds Ltd. ("Peregrine") (TSX: PGD) is pleased to report modelled diamond values for 2,075 carats of diamonds recovered from the nine hectare DO-27 kimberlite pipe, WO Diamond Project, NT, Canada. The average modelled value ranged from US$43 to US$70 per carat, with a "Base Case" average of US$51 per carat. The valuation was completed in Antwerp, Belgium under the supervision of WWW International Diamond Consultants Ltd. ("WWW"), an internationally recognized diamond valuation and consultancy company. These valuation results, along with updated grade and geological information, will be used by Peregrine and AMEC Americas Ltd. ("AMEC") to complete the Preliminary Technical Assessment ("PTA") report, which will investigate the current economic potential of DO-27.

DIAMOND VALUATION RESULTS

The cumulative 2,075 carat diamond parcel was acquired by large diameter, reverse circulation bulk sample drilling campaigns completed by Peregrine in 2005, 2006 and 2007. All of the diamonds valued are from the Main Lobe and Northeast Lobe pyroclastic kimberlite ("PK") units. An additional 188 carats that were recovered from other minor, volumetrically insignificant, Northeast Lobe lithologies in 2006 and 2007 were not included in the valuation model as these lithologies may not be included in the final resource model. Detailed information on the three bulk sampling campaigns can be found in Peregrine press releases dated June 14, 2005, September 5, 2006 and September 18, 2007.

The valuation results are summarized in the table below.

DO27 DIAMOND VALUATION RESULTS

Bulk Sampling Program	Weight Of Valuation Sample (Carats)(1)	Largest Diamonds (Carats)	"Base Case" Diamond Price Model (US$/Carat)(2)	"High" Diamond Price Model (US$/Carat)(2)	"Low" Diamond Price Model (US$/Carat)(2)
2007	1,566	9.45, 7.03, 6.03, 5.17, 4.84, 4.35, 4.19	$52	$72	$39
2006/2005	509(3)	7.11, 3.91, 2.34	$46	$62	$41
Combined	2,075(4)		$51	$70	$43

(1) Sample weights represent the total carat weight of diamonds presented for valuation following the combination of individual sub-samples and after acid cleaning.
(2) As determined by WWW International Diamond Consultants Ltd..
(3) Values from WWW's October, 2006 price book as reported by Peregrine on November 6, 2006.
(4) The combined sample was re-priced and modelled based on the October 31, 2007 price book.

The modelled price estimates for DO-27 represent an average diamond price in the rough diamond market in November, 2007 that might reasonably be expected, based on standard production-scale recoveries of commercial sized diamonds greater than 1.00 mm in size.

The most valuable diamonds in the 2007 parcel were a 4.35 carat fancy yellow octahedron and a 4.19 carat white stepped octahedron, valued at US$1,900 per carat (see photograph at: http://www.pdiam.com/i/photos/2x4caraters.jpg).

WWW believes it is highly unlikely that the modelled average price will be lower than the minimum values and that the high values should not be considered maximum values. The modelled average price is extremely sensitive to the value of large diamonds so there is a high degree of uncertainty in the modelled value of the larger stones that would be expected in a production scenario. This is an important fact given that the 2,075 carat parcel submitted for modelling contained only 22 stones greater than two carats and five stones greater than five carats.

Diamond price models principally attempt to correct for an absence of large diamonds which are typically under-represented at this scale of bulk sampling. WWW commented that the bulk samples are still considered small for fully modelling the average dollar value per carat. Usually, the average diamond price from a bulk sample is lower than the average diamond price for the resource in a mining scenario. WWW has indicated that for typical kimberlite diamond mines, 7,000 carats would usually give an unmodelled average price within 10 percent of the true value of a production scenario and a 3,000 carat parcel an unmodelled true value within 15 percent. After modelling of the price for a 3,000 carat parcel, confidence limits would be expected to tighten to within 10 percent.

In addition to determining a modelled average price, WWW showed a 1,123 carat parcel from the Main Lobe PK lithology from the 2007 bulk sample to four other internationally recognized, Antwerp-based rough diamond valuators in order to obtain additional market-based, unmodelled valuations. This parcel was selected for spot price valuation as it was the single largest representative parcel of Main Lobe PK diamonds. Average October, 2007 spot prices for the 1,123 carat parcel of US$46, US$48, US$52 and US$56 per carat respectively were determined by the four groups whereas the average spot price determined by WWW was US$46 per carat.

FUTURE WORK

Information from the 2005, 2006 and 2007 bulk sampling, core drilling and diamond valuation programs is being used by AMEC to construct geological and resource models for DO-27. The results of that work will allow the completion of the PTA by AMEC. The PTA will investigate possible mining and processing scenarios for DO-27 based on the geological and resource models. As reported on July 24, 2007, the PTA will include a study of alternative front-end processing techniques to take advantage of the soft, low work index, characteristics of DO-27 kimberlite. The final completion of the PTA, and associated resource models, is expected in the second quarter of 2008. As part of the resource model portion of the PTA, average grade and average per carat diamond values for DO-27 may be adjusted to optimize recovery cut-off sizes to better reflect potential mining and processing scenarios.

Though Peregrine and WWW recognizes that a larger diamond parcel from DO-27 would result in higher confidence levels in the average diamond value, Peregrine believes that all the data currently in hand are sufficient for the PTA to determine a reasonable assessment of the economic potential of DO-27. Therefore, no additional bulk sampling campaigns are currently planned at DO-27 for the winter field season of 2008.

Jennifer Pell, Ph.D., P.Geo., Chief Geoscientist for Peregrine Diamonds Ltd., is the Qualified Person under NI 43-101, for work on the DO-27 kimberlite. Ms. Pell monitored the valuation process in Antwerp for Peregrine. Howard Coopersmith, an internationally recognized consultant to the diamond industry, was Peregrine's external Qualified Person for the 2005, 2006 and 2007 bulk sampling programs. Quality control and assurance protocols and procedures for the processing, transport,

recovery, valuation and security of the diamonds conform to industry standard Chain of Custody provisions and were reviewed and verified by both Peregrine's internal and external Qualified Person.

For further information, please contact Jim Crawford, Manager – Investor Relations at 604-408-8880 or at jim@pdiam.com.

On Behalf of the Board of Directors

Ellen Clements
Director, President & CEO

The TSX Venture Exchange has not reviewed the contents and does not accept responsibility for adequacy or accuracy of this release.

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756, Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release

MINNIE MOORE ASSAYS CONFIRM HIGH GRADE SILVER: 1,044 g/t OVER 6.2 METERS

December 20, 2007: Kettle River Resources Ltd. (the "Company") is pleased to announce that the overlimit assay results from the summer trenching program at the Minnie Moore zone have been received. These results confirm high-grade silver mineralization over significant widths.

Five lines of samples across the vein were taken, at intervals, over a strike length of 40 meters (131 feet). As listed below, sampling returned up to 1,469 g/t Ag (*42.9 oz/t Ag*) and 3.95 g/t Au (*0.12 oz/t Au*) over 4.2 meters (13.8 feet) from the vein.

	Width		Silver		Gold	
	meters	*feet*	g/t	*oz/t*	g/t	*oz/t*
Trench 1/3						
Sample line 1	8.5 meters	*27.9 feet*	414 g/t Ag	*12.1 oz/t Ag*	0.88 g/t Au	*0.03 oz/t Au*
including	4.5 meters	*14.8 feet*	652 g/t Ag	*19.0 oz/t Ag*	1.61 g/t Au	*0.05 oz/t Au*
Sample line 2	5.8 meters	*19.0 feet*	432 g/t Ag	*12.6 oz/t Ag*	0.55 g/t Au	*0.02 oz/t Au*
including	0.8 meters	*2.6 feet*	1362 g/t Ag	*39.8 oz/t Ag*	2.54 g/t Au	*0.07 oz/t Au*
Sample line 3	6.2 meters	*20.3 feet*	1044 g/t Ag	*30.5 oz/t Ag*	2.71 g/t Au	*0.08 oz/t Au*
including	4.2 meters	*13.8 feet*	1469 g/t Ag	*42.9 oz/t Ag*	3.95 g/t Au	*0.12 oz/t Au*
Trench 2						
Sample line 4	4.0 meters	*13.1 feet*	175 g/t Ag	*5.1 oz/t Ag*	0.08 g/t Au	*0.002 oz/t Au*
Sample line 5	2.9 meters	*9.5 feet*	126 g/t Ag	*3.7 oz/t Ag*	0.08 g/t Au	*0.002 oz/t Au*

The foregoing samples taken were representative, continuous chip samples, collected across the true width of the mineralized zone, as it was exposed at the time of sampling. It should be noted that subsequent to the above program, additional excavation and sampling was completed in October 2007. This work may extend the true width of the zone but results for these samples have not yet been received.

Samples were analyzed at Acme Analytical Laboratory for gold and a multi-element suite, by ICP-MS analysis. Subsequent fire assay was done on samples returning greater than 1 g/t gold and those exceeding the ICP detection limit of 100 g/t for silver. A quality control-quality assurance program was implemented, including field duplicate samples and company inserted blanks and standards at regular intervals.

Results from the 10 hole 1,485-metre diamond drill program completed in November have not been received. For further information regarding the Minnie Moore zone, please refer to earlier news releases (July 24, August 27, October 29 and Nov 20, 2007) and to the company's website (www.kettleriver.com).

Linda Caron, M.Sc., P.Eng. is the Qualified Person under NI 43-101 who has supervised the 2007 work program and who has reviewed and approved the content of this news release.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966

On Behalf of the Board of Directors

'signed'

Ellen Clements
Director, President & CEO

The TSX Venture Exchange has not reviewed the contents and does not accept responsibility for adequacy or accuracy of this release.

Kettle River Resources Ltd. KRR:TSX-V

Phone: (250) 445-6756
Facsimile: (250) 445-2259
Toll Free: 1-800-856-3966

Box 130, 298 Greenwood Street
Greenwood, BC V0H 1J0
www.kettleriver.com

Lac de Gras Diamond Projects

DHK Diamonds Inc. - WO Property

Kettle River Resources Ltd. owns 42.5% of DHK Diamonds Inc., a privately held company that owns a 10.77% participating interest in the WO Diamond Project at Lac de Gras, NWT operated by Peregrine Diamonds Inc. In 2007, a 2650 tonne bulk sample taken from the DO27 kimberlite pipe was processed at the Ekati test plant. Combined with the 2005/2006 bulk samples taken, the project now has a large enough sample to properly assess the diamond values to determine the project viability. Diamond counts released in September 2007 averaged .89ct/t and included 20 large diamonds ranging in size from 2.48ct to 9.45ct., 12 of these stones being gem quality or near gem quality. Recovery of fancy yellow gem-quality diamonds were of particular interest including a high quality 4.35 ct. stone. AMEC is conducting a preliminary technical feasibility study on the property and along with diamond valuations to be completed by November 2007, plans for the project will be developed. DHK Diamonds Inc. also owns additional diamond property at Pellatt Lake NWT and has retained a 1% NSR on the Monument Property at Lac de Gras, NWT.

New Nadina Explorations Limited

Kettle River owns 1.7M shares of New Nadina Explorations Limited (NNA:TSX-V), the operator and 57.49% owner of the Monument Diamond Project, located at Lac de Gras, NWT. Significant diamond populations were found in five kimberlite pipes tested in 2006 and the largest diamond came from NIC weighing 0.17 carats. The summer 2007 exploration program drill tested several land based targets identified in previous programs and the Genie kimberlite was discovered. The program also included drill sampling of the RIP to obtain modeling estimates of diamond grade. Results are expected in fall of 2007.

Greenwood Mining District

Kettle River Resources Ltd. (TSX-KRR) was formed in 1980 to explore the historic gold/copper rich properties in the Greenwood Mining District in southern British Columbia. The company owns a large land position within the Greenwood Mining District to the north of the Washington State border. Gold and copper were originally discovered in the area during the late 1800's. The Phoenix Mine produced an estimated 300,000 tons of copper and one million ounces of gold before it closed in 1977.

Minnie Moore

The Minnie Moore is a limestone-hosted epithermal siliceous breccia zone that was discovered during the Company's 2007 spring-summer exploration program. It is a new discovery that is untested by any previous trenching or drilling. Surface grab samples from the Minnie Moore returned initial values of 3.3 grams per tonne ('g/t') gold and 2,027 g/t silver, plus 2,459 parts per million ("ppm") zinc and 1,447 ppm lead. Subsequent trenching has opened up two pits and we expect the chip sample results in November 2007. Drilling is planned this fall.

Battle Zone

The Battle Zone is one km south of the former Phoenix mine. Mineralization occurs as stock working pyrite-quartz veinlets and as semi-massive pyrite-quartz shear zones within the same rocks that hosted the Phoenix deposit. Thirteen select grab samples taken from outcrop had values that exceeded 1 g/t Au including 190.3 g/t, 14.33 g/t, 8.13 g/t, and 6.67 g/t. Drilling is planned for the 2008 program.

Board of Directors

Ellen Clements, President and CEO
Larry Widmer, BComm, CFO
Stephen Levano, BA, MBA
Gerald Rayner, Geol., P.Eng.

Shares Issued

23,564,211 shares issued
33,198,561 fully diluted
As of October 12, 2007

Kettle River Resources Ltd. KRR:TSX-V

Phone: (250) 445-6756
Facsimile: (250) 445-2259
Toll Free: 1-800-856-3966

Box 130, 298 Greenwood Street
Greenwood, BC V0H 1J0
www.kettleriver.com

DHK-WO Diamond Project

DO27 - 2650 Tonne Bulk Sample

Kettle River Resources Ltd. reports the following results from the 2007 bulk sample from the nine hectare DO-27 kimberlite pipe, WO Diamond Project, NWT, Canada. The Company currently owns 42.5% of DHK Diamonds Inc. which has a contributing 10.78% interest in the WO Joint Venture.

The 2007 bulk sample average modelled grade for the Main Lobe pyroclastic kimberlite (PK) is 0.89 carats per tonne (89.13 carats per hundred dry tonnes), confirming Peregrine's previous bulk sample estimates of 0.90 carats per tonne in 2005 and 0.88 carats per tonne in 2006. This Main Lobe PK lithology represents at least 80% of the DO-27 kimberlite complex.


22 of 25
Lake Based
Holes
Completed
6 NE Lobe Holes Completed
3 holes not completed



DO-27 2005-2007 DIAMOND SIZE DISTRIBUTION

DTC SIEVES	Approx. Sieve Opening	ML PK* 2005 Carats	ML PK 2006 Carats	ML PK 2007 Carats	NE PK 2006 Carats	NE PK 2007 Carats	NE Other 2006 Carats	NE Other 2007 Carats	Total 2005 Carats	Total 2006 Carats	Total 2007 Carats	Total 2005-07 Carats
+17	6 mm	9.04	1.83	95.70	14.68	21.55	3.90	3.38	9.04	20.41	120.63	150.08
+15	5.5 mm		2.73	21.03		2.61				2.73	23.64	26.37
+13	4.5 mm	4.31	11.23	63.32	3.06	15.33	1.50	4.81	4.31	15.79	83.46	103.56
+11	3.5 mm	18.16	32.42	181.81	10.60	31.44	4.42	26.03	18.16	47.44	239.28	304.88
+9	3 mm	19.63	35.13	210.69	8.24	27.04	5.13	23.81	19.63	48.50	261.54	329.67
+7	2.5 mm	13.99	30.89	178.98	8.58	29.50	3.58	19.53	13.99	43.05	228.01	285.05
+5	2 mm	40.01	80.57	415.90	16.62	65.28	10.94	53.64	40.01	108.13	534.82	682.96
+3	1.5 mm	20.96	57.00	168.15	11.16	25.35	7.76	20.12	20.96	75.92	213.62	310.50
+1	1 mm	6.15	47.87	15.59	8.84	2.08	6.44	1.90	6.15	63.15	19.57	88.87
Total		132.25	299.67	1351.17	81.78	220.18	43.67	153.22	132.25	425.12	1724.57	2281.94

****ML = MAIN LOBE; NE=NORTHEAST LOBE; DTC SIEVES HAVE ROUND APERTURES***

Ellen Clements 1-800-856-3966 or Larry Widmer 250-878-5099

DHK-WO Diamond Project
DO27 - 2650 Tonne Bulk Sample



4.35 carat, fancy yellow octahedron pre-cleaning



4.35 carat, fancy yellow octahedron and 4.19 carat, white stepped octahedron post cleaning

Some of the important diamonds recovered are:

9.45 ct. white/grey aggregate (near gem)
7.03 ct. off white octahedron (broken)
6.03 ct. white (colourless) irregular (broken)
4.35 ct. fancy yellow octahedron
4.19 ct. white (colourless) octahedron
3.08 ct. light brown octahedron (broken)
3.03 ct. light brown tetrahexahedroid
2.82 ct. light brown octahedron
2.67 ct. light brown octahedron (broken)
2.53 ct. white (colourless) tetrahexahedroid
2.48 ct. white (colourless) octahedron
2.37 ct. white (colourless) tetrahexahedroid
2.27 ct. brown octahedron
2.00 ct. white (colourless) octahedron
1.77 ct. white (colourless) octahedron
1.63 ct. white (colourless) tetrahexahedroid
1.54 ct. white (colourless) tetrahexahedroid
1.42 ct. white (colourless) tetrahexahedroid
1.38 ct. white (colourless) octahedron
1.26 ct. white (colourless) cube
1.07 ct. fancy yellow octahedron
0.84 ct. fancy yellow octahedron

Next Step ...

The diamonds are at BHP Billiton's Sorting and Valuation Facility in Yellowknife, NT, where they have been cleaned and are awaiting shipment to Antwerp, Belgium for valuation by independent valuators. The valuations are anticipated to be completed in November 2007.

AMEC Americas Ltd is preparing an internal Preliminary Technical Assessment (PTA) report on DO-27, including a resource estimate for this mineralized deposit. The PTA, which investigates various potential mining and processing scenarios for DO-27, is currently incorporating the recent positive kimberlite pre-concentration results released by Peregrine on July 24, 2007. Additional high water pressure pre-concentration test results, which are anticipated to further enhance kimberlite pre-concentration, are expected next month and will be incorporated with the new diamond valuation results into the PTA.

The pre-concentration results received to date could have a very significant impact on potential project economics and is a prominent focus of the PTA. An average pre-concentration ratio of 5:1 for the Main Lobe PK at DO-27, for example, could result in a concentrate grade of approximately 4.5 carats per tonne.

The grade of the Main Lobe PK of 0.89 carats/tonne, before any pre-concentration, compares favorably to the published data for kimberlite pipes at BHP Billiton's Ekati™ Diamond Mine in the Annual Information Form of Dia Met Minerals, dated June 14, 2000, which reported, as part of the feasibility study, an average grade for five of the Ekati™ pipes (Fox, Sable, Panda - underground and open pit, Misery and Koala - underground and open pit) of 1.09 carats per tonne. In addition, the occurrence of fancy yellow gem diamonds at DO-27, which also occur at Ekati's™ Misery pipe, adds an important additional source of average diamond value enhancement not previously recognized at DO-27.

Source: Peregrine Diamonds Inc. September 2007

Ellen Clements 1-800-856-3966 or Larry Widmer 250-878-5099

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Kettle River Resources Ltd.
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0

(250) 445-6756

Item 2. Date of Material Change

October 12, 2007

Item 3. News Release

October 12, 2007

Item 4. Summary of Material Change

Please see attached news release.

Item 5. Full Description of Material Change

Please see attached news release.

Item 6. Reliance on subsection 7.1 (2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

Not Applicable

Item 8. Executive Officer

The director of the Company, Ellen Clements is knowledgeable about the material change. She may be contacted at the number provided in Item 1

Item 9. Date of Report

October 12, 2007

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release **Kettle River Financing Closed**

October 12, 2007: **Kettle River Resources Ltd**. (the "Company") has completed the Non-Brokered Private Placement referenced in News Releases September 4, 2007 having received TSX Venture final approval on October 4, 2007.

The Company has issued a total of 2,107,500 units that include 2,055,000 from subscribers and 52,500 for Finders' Fees. Each unit consists of one common share with a half share non-transferable warrant. A full warrant will entitle the holder to purchase one additional share of the Company for a period of up to two years from share issuance date at an exercise price of 35 cents per share. A total of $411,000 was realized. Insiders of the Company subscribed to 625,000 units.

In this placement, 1,516,000 units are subject to a hold period expiring January 25, 2008 and 591,500 units until February 4, 2008. Warrants expiry dates to purchase common shares of the Company are 758,000 up to September 24, 2009 and 295,750 to October 5, 2009.

The funds raised are for the DHK Diamonds Inc. WO Joint Venture Diamond Project located in the Northwest Territories, the Greenwood Area properties exploration and for general corporate funds.

ON BEHALF OF THE BOARD

'Signed'

Ellen Clements, Director
President & CEO

Contact Larry Widmer 250 878 5099 or Ellen Clements 1 800 856 3966

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Kettle River Resources Ltd.
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0

(250) 445-6756

Item 2. Date of Material Change

November 22, 2007

Item 3. News Release

November 22, 2007

Item 4. Summary of Material Change

Please see attached news release.

Item 5. Full Description of Material Change

Please see attached news release.

Item 6. Reliance on subsection 7.1 (2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

Not Applicable

Item 8. Executive Officer

The director of the Company, Ellen Clements is knowledgeable about the material change. She may be contacted at the number provided in Item 1

Item 9. Date of Report

November 22, 2007

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release

KETTLE RIVER CLOSES $425,000 PRIVATE PLACEMENT

November 22, 2007: Kettle River Resources Ltd. (the "Company") announces it has closed the private placement announced October 5, 2007 and accepted by the TSX Venture Exchange on October 31, 2007.

The Company has issued a total of 1,860,000 shares and warrants to purchase 930,000 shares all subject to a four month plus one day hold period expiring on March 14, 2008. Included are 160,000 units to a finder. The warrants have a two year expiry and are $0.40 per share. They are subject to an accelerated expiry date should the Company shares trade at a value exceeding $0.60 for a period of 20 consecutive days. Funds of $425,000 realized will be used for working capital and exploration. There were five placees versus four first announced.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966

On Behalf of the Board,

"Signed"

Ellen Clements, Director
President & CEO

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Kettle River Resources Ltd.
P.O. Box 130
Greenwood, B.C.
V0H 1J0
Canada **Phone: (250) 445-6756**

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

Reporting

British Columbia	**Alberta**
Saskatchewan	**Ontario**
Northwest Territories	**TSX Venture Exchange**

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities

☐ Industrial ☐ Other (describe) ____________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

Share Certificates date for First Tranche **September 24, 2007**
Share Certificates date for Final Tranche **October 3, 2007**

Item 6: For each security distributed:

(a) describe the type of security,
Units: One unit contains one Share and one Warrant

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

# Placee Shares	Finders Fees	Total Units	Warrants	Warrant Expiry
1,480,000	36,000	1,516,000	1,516,000	Sept 24, 2009
575,000	16,500	591,500	591,500	Oct. 5, 2009
2,055,000	**52,500**	**2,107,500**	**2,107,500**	

2,107,500 Non-transferable warrants to acquire 1,053,750common shares at $0.35 each,

(c) state the exemption(s) relied on.
National Instrument 45-106 Section 2.3 (2)and
National Instrument 45-106 Section 2.5 (2)

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside		Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Canada	**British Columbia**	**18**	**$0.20**	**$ 346,000**
Canada	**Alberta**	**3**	**$0.20**	**$ 30,000**
Canada	**New Brunswick**	**1**	**$0.20**	**$ 10,000**
United States		**1**	**$0.20**	**$ 25,000**
Total number of Purchasers		**23**		
Total dollar value of distribution in all jurisdictions (Canadian $)				**$ 411,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Haywood Securities Inc. Commerce Place, 400 Burrard St., Suite 2000 Vancouver, BC V6C 3A6	Nil	22,500 units see footnote	$0.20	Act 74 (2) (23)	$ 4,500
P.I. Financial Corp #1900, 666 Burrard St., Vancouver, BC V6C 3N1	Nil	13,500 units see footnote	$0.20	Act 74 (2) (23)	$ 2,700
Haywood Securities Inc. Commerce Place, 400 Burrard St., Suite 2000 Vancouver, BC V6C 3A6	Nil	16,500 units see footnote	$0.20	Act 74 (2) (23)	$ 3,300

FOOTNOTE: Each unit consist of 1 common share and one warrant. Each two warrants are exercisable to purchase 1 common share at $0.35, 36,000 expiring 5 pm the 24th day of September 2009 and 16,500 expiring 5 pm the 5th day of October 2009.

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **October 4, 2007**

Kettle River Resources Ltd

Name of issuer (please print)

Ellen Clements, President, (250) 445-6756

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a) has been notified by the issuer

(i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

(ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

(iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

(iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.

Instructions:

1. File this report and the applicable fee in each jurisdiction in which a distribution is made at the addresses listed at the end of this report. If the distribution is made in more than one jurisdiction, the issuer may complete a single report identifying all purchasers and file that report in each of the jurisdictions in which the distribution is made. Filing fees associated with the filing of the report are not affected by identifying all purchasers in a single report.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant part and properly identified and signed by the person whose signature appears on the report.

3. One report may be used for multiple distributions occurring within 10 days of each other provided that the report is filed on or before the 10th day following the first of such distributions.

4. In order to determine the applicable fee, consult the securities legislation of each jurisdiction in which a distribution is made.

Securities Regulatory Authorities and Regulators

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Telephone: (604) 899-6500
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8
Telephone: (416) 593-3682
Facsimile: (416) 593-8252
Public official contact regarding indirect collection of information:
Administrative Assistant to the Director of Corporate Finance
Telephone (416) 593-8086

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3
Telephone: (514) 395-0337
Or 1 877 525-0337
Facsimile: (514) 864-6381

New Brunswick Securities Commission
133 Prince William Street, Suite 606
Saint John, New Brunswick E2L 2B5
Telephone: (506) 658-3060
Facsimile: (506) 658-3059

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Securities Commission of Newfoundland and Labrador
P.O. Box 8700 2nd Floor, West Block Confederation Building
St. John's, Newfoundland and Labrador A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of Yukon
Department of Community Services
Law Centre, 3rd Floor
2130 Second Avenue
Whitehorse, YT Y1A 5H6
Telephone: (867) 667-5314
Facsimile: (867) 393-6251

Government of Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, Northwest Territories X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Kettle River Resources Ltd.
P.O. Box 130
Greenwood, B.C.
V0H 1J0
Canada **Phone: (250) 445-6756**

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

Reporting	
British Columbia	**Alberta**
Saskatchewan	**Ontario**
Northwest Territories	**TSX Venture Exchange**

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

____

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

Share Certificates date **November 13, 2007**

Item 6: For each security distributed:

(a) describe the type of security,
Units: One unit contains one Share and one half Warrant

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

# Placee Shares	Finders Fees	Total Units	Warrants	Warrant Expiry
1,700,000	160,000	1,860,000	1,860,000	November 16, 2009

1,860,000 Non-transferable half warrants to acquire 930,000 common shares at $0.40 each. In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than 60 cents per share for a period of 20 consecutive trading days, at any time after four months and one day subsequent to the closing date, an accelerated 30 day expiry date will be in effect.

(c) state the exemption(s) relied on.
National Instrument 45-106 Section 2.3 (2)and
National Instrument 45-106 Section 2.5 (2)

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Canada British Columbia	**3**	**$0.25**	**$ 200,000**
Greece	**1**	**$0.25**	**$ 200,000**
United States	**1**	**$0.25**	**$ 25,000**
Total number of Purchasers	**5**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$ 425,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Richard Watson 8930 Oak St. Vancouver, BC V6P 4B7	Nil	160,000 units	$0.25	Act 74 (2) (23)	$40,000

FOOTNOTE: Each unit consist of 1 common share and one half warrant. Each two half warrants are exercisable to purchase 1 common share at $0.40 (80,000 shares) expiring 5 pm the 16th day of November 2009. In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than 60 cents per share for a period of 20 consecutive trading days, at any time after four months and one day subsequent to the closing date, an accelerated 30 day expiry date will be in effect.

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **November 23, 2007**

Kettle River Resources Ltd
Name of issuer (please print)

Ellen Clements, President, (250) 445-6756
Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a) has been notified by the issuer

(i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

(ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

(iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

(iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.

Instructions:

1. File this report and the applicable fee in each jurisdiction in which a distribution is made at the addresses listed at the end of this report. If the distribution is made in more than one jurisdiction, the issuer may complete a single report identifying all purchasers and file that report in each of the jurisdictions in which the distribution is made. Filing fees associated with the filing of the report are not affected by identifying all purchasers in a single report.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant part and properly identified and signed by the person whose signature appears on the report.

3. One report may be used for multiple distributions occurring within 10 days of each other provided that the report is filed on or before the 10th day following the first of such distributions.

4. In order to determine the applicable fee, consult the securities legislation of each jurisdiction in which a distribution is made.

Securities Regulatory Authorities and Regulators

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Telephone: (604) 899-6500
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8
Telephone: (416) 593-3682
Facsimile: (416) 593-8252
Public official contact regarding indirect collection of information:
Administrative Assistant to the Director of Corporate Finance
Telephone (416) 593-8086

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3
Telephone: (514) 395-0337
Or 1 877 525-0337
Facsimile: (514) 864-6381

New Brunswick Securities Commission
133 Prince William Street, Suite 606
Saint John, New Brunswick E2L 2B5
Telephone: (506) 658-3060
Facsimile: (506) 658-3059

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Securities Commission of Newfoundland and Labrador
P.O. Box 8700 2nd Floor, West Block Confederation Building
St. John's, Newfoundland and Labrador A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of Yukon
Department of Community Services
Law Centre, 3rd Floor
2130 Second Avenue
Whitehorse, YT Y1A 5H6
Telephone: (867) 667-5314
Facsimile: (867) 393-6251

Government of Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, Northwest Territories X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

END